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SEC FILE NUMBER

000-30813

CUSIP NUMBER

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
For Period Ended: March 31, 2005
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I -- REGISTRANT INFORMATION

AlphaRx Inc.
Full Name of Registrant

Former Name if Applicable

168 Konrad Crescent, Suite 200
Address of Principal Executive Office (Street and Number)

Markham, Ontario, Canada, L3R 9T9
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the reports could not be filed within the prescribed time period.

On May 13, 2005 AlphaRx, Inc.'s authorized officers were informed by our independent accountants that a restatement of profit and loss is required pursuant to EITF 98-5 for all reporting periods beginning with the quarter ended March 31, 2004. We anticipate the restated filings to be completed by May 18th, and the Form 10QSB for the quarter ended March 31, 2005 to be filed by May 20, 2005.

PART IV-- OTHER INFORMATION

  Name and telephone number of person to contact in regard to this notification
Marcel Urbanc	905	479-3245 x 106
(Name)	(Area Code)	(Telephone Number)
  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
  Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the period of February 28, 2004 until April of 2004, AlphaRx Inc. issued $1,161,000 in senior convertible debt together with detachable warrants. The conversion price for $861,000 of this debt was $0.10 and for the remaining $300,000 of the debt was $0.15. The warrants are exercisable at $0.30 and expire between July 21, 2007 and October 13, 2007.

EITF 98-5 requires recognition of a conversion feature that is in-the-money at issuance as additional paid in capital, measured by allocating a portion of the proceeds equal to the intrinsic value of that feature. The warrants require the recognition of additional expense and we are using the Black-Sholes Pricing Method to calculate that expense.

PART IV - Item (3)

Explanation of the anticipated change in results of operations from the corresponding period for the last fiscal year.:

The impact of this restatement on all affected periods previously reported is as follows:

	AS	AS
	PREVIOUSLY	RESTATED
	REPORTED
Six months ended March 31, 2004

Net Loss	$(671,368)	$(1,532,368)

EPS basic and fully diluted	$(0.04)	$(0.09)

Nine months ended June 30, 2004

Net Loss	$(1,175,529)	$(2,336,529)

EPS basic and fully diluted	$(0.07)	$(0.14)

Year ended September 30, 2004

Net Loss	$(1,772,840)	$(4,197,999)

EPS basic and fully diluted	$(0.08)	$(0.18)

Three months ended December 31, 2004

Net Loss	$(444,434)	$(1,607,808)

EPS basic and fully diluted	$(0.01)	$(0.03)

These adjustments do not affect AlphaRx's cash position, nor is there any impact on shareholders' equity during any affected period.

AlphaRx Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2005	By	/s/ Marcel Urbanc
Marcel Urbanc, CFO

Attention

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18U.S.C. 1001).